                       U.S. SECURITIES AND EXCHANGE COMMISSION   +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2002  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
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                                                                 +-------------+
check box
Form 10-K [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [X]   Form N-SAR

                    For Period Ended: March 31, 2002
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                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
_____________________________________________________________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing in this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
IGO CORPORATION
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
9393 Gateway Drive
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City, State, Zip Code
Reno, Nevada, 89511
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Scott Shackelton                     775             746-6140 x6221
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                        [X]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(see attached page)
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                                IGO CORPORATION
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2002                       By: /s/ Scott Shackelton
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                                         Scott Shackelton, Chief Financial
                                             Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attachment

PART IV(3) EXPLANATION OF SIGNIFICANT CHANGES IN RESULTS OF OPERATIONS:


The Registrant anticipates that its operating results for the quarter ended March 31, 2002 will change significantly from those reported in the earnings statements for the quarter ended March 31, 2001. The Registrant expects to report a significant decrease in first quarter net product revenues from the first quarter of 2001. The Registrant also expects to report a significant decrease in its net loss for the first quarter of 2002 compared to the first quarter of 2001. Included in the net loss for the first quarter of 2002 is a goodwill impairment loss related to the adoption of SFAS No. 142. Gross margin for the first quarter of 2002 is expected to be significantly higher than in the first quarter of 2001. The final net product revenue, gross margin and net loss figures will be set forth in the Registrant's unaudited financial statements included in the Form 10-Q when filed, and such filing will contain a more detailed discussion of the differences in operating results between the first quarter of 2002 and the first quarter of 2001, as well as the factors contributing to the differences.